Exhibit 99.1

Announcement issued by Randgold & Exploration Company Limited

The Board of Directors of Randgold and Exploration Company Limited (‘RGE’) advise that:

1.

On 3 March 2006, Trinity Preferred Endowment Fund (as First Applicant), Trinity Preferred Living Annuity Fund (as Second Applicant), Greg Becker (as Third Applicant), Marten Du Plessis (as Fourth Applicant), the Trustees for the time being of the JWA Trust (as Fifth Applicant), Rory Sweet (as Sixth Applicant) and Silver Strand Absolute Return Fund LP (as Seventh Applicant), issued an application out of the High Court of South Africa purposed at obtaining an Order placing RGE into provisional liquidation claiming inter alia that it is just and equitable to do so. (The seven applicants cumulatively hold approximately 3,5% of RGE’s issued share capital).

2.	There is no basis for the application on any of the grounds proposed by the Applicants. The directors of RGE consider that the application is entirely without merit.
3.	RGE has instructed its attorneys to file a notice to oppose the application.
4.	It is not just and equitable that it be wound up. On the contrary, the directors of RGE believe that the proposed liquidation of RGE would be detrimental to the interests of shareholders.
5.	RGE is factually and commercially solvent.
6.	RGE will issue further announcements in due course of and regarding the application and re-iterates its commitment to issue draft financial statements by 31 March 2006.